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                                                   August 6, 2008

Via Edgar and Overnight Mail

Mr. John Zitko
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, DC  20549

Re:	Xfone, Inc.
Registration Statement on Form S-1
Filed April 18, 2008 File No. 333-150305

Dear Mr. Zitko:

On behalf of our client, Xfone, Inc. (“Xfone,” the “Company” or “our client”), please find enclosed Amendment No. 1 to the above-captioned registration statement (the “Amendment”).  We have also enclosed for your convenience a marked copy showing the changes from the initial filing.  Following is a summary of these changes:

1)           The Company has included in the Amendment the language previously submitted on June 23, 2008 and discussed with you and Ms. Kathleen Krebs on June 27, 2008, as modified pursuant to such conversion, with respect to the Company’s best efforts offering pursuant to the Company’s prior registration statement. As per your request, all related letters initially sent via fax have been filed as correspondence on the Edgar system.

2)           In accordance with the Staff’s comments dated June 24, 2008 relating to certain of the Company’s filings under the Securities Exchange Act of 1934, as amended, the Company has included in the Amendment the report of the auditor of Xfone 018 Ltd., Yarel + Partners C.P.A (Isr.), within the Company’s consolidated financial statements as of December 31, 2007, along with the consent of Yarel + Partners C.P.A (Isr.) as Exhibit 23.6.

3)           The Company is registering an additional 271,219 shares of its common stock for resale by an additional group of selling stockholders named under the section captioned “Selling Stockholders” at page 14 of the Amendment. These selling stockholders are former shareholders of Equitalk.co.uk Limited, a United Kingdom telephone company (“Equitalk”), which the Company acquired on July 3, 2006. In conjunction with the completion of the acquisition and in exchange for all of the capital stock of Equitalk, the Company issued a total of 402,192 restricted shares of its common stock and a total of 281,872 warrants exercisable at $3.025 per share for a period of five years (the “Equitalk Warrants”).  Pursuant to the terms of the purchase and sale agreement entered into between the Company and the former Equitalk shareholders on May 25, 2006 (a copy of which is listed as Exhibit 10.73 under Item 16, Exhibits and Financial Schedules, of the Amendment), the Company notified the Equitalk Warrant holders that it was registering shares of its common stock under the Securities Act of 1933, as amended, and, at the request of certain of the Equitalk Warrant holders, agreed to register the shares of common stock underlying their Equitalk Warrants.

The Company has paid the registration fee relating to the additional 271,219 shares of common stock upon filing of this Amendment.

4)           The Company has added its unaudited consolidated financial statements as of, and for the period ended, March 31, 2008, as well as Management’s Discussion and Analysis of Financial Condition and Results of Operations for such period.

5)           The Company has updated the disclosure to reflect recent events and developments, and has made minor additional changes for purposes of correcting certain errors and clarifying disclosure.

Thank you in advance for your prompt attention to this matter.  Please do not hesitate to contact me at 212-752-9700 if you have any questions.

Very truly yours,

/s/ Jaclyn Amsel
Jaclyn Amsel, Esq.

cc:	Xfone, Inc.

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